Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
Telephone (212) 370-1300
Facsimile (212) 370-7889
April 22, 2011
VIA EDGAR
Mr. H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	57th Street General Acquisition Corp. Amendment No. 5 to Schedule TO-I Filed April 18, 2011 File No. 005-85485
Dear Mr. Owings:
     57th Street General Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 22, 2011 regarding our Tender Offer on Schedule TO-I (the “TO”) previously submitted on April 18, 2011. The amended Schedule TO-I (“Amended TO”) is enclosed herewith reflecting all changes from the TO. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.
Exhibit 99(a)(1)(O) — Third Amended and Restated Offer to Purchase dated April 18, 2011
Summary Term Sheet and Questions and Answers, page 1
General, page 1
Why is the Offer for 1,803,607 Common Shares?, page 2
1.	We note your response to comment 8 in our letter dated April 15, 2011. We also note that based on the $54,498,401 in the Trust Account and the $212,000 in cash and cash equivalents, you should have $18,031,471 remaining, after payment of the Cash Consideration and deal expenses and reservation for the working capital condition, to tender for approximately 1,806,760 Common Shares, assuming a Purchase Price of $9.98 per share. Please disclose why you have decided not to tender for such amount. Please also revise throughout the Offer to Purchase to state that you will have “approximately” $18,000,000 to purchase Common Shares in the Offer.

The Company respectfully advises the Staff that, as set forth in the Business Combination Agreement (as amended), the parties have commercially agreed to tender for up to only 1,803,607 Common Shares, and do not intend to amend the Business Combination Agreement to change such amount. Accordingly, the Company believes that it is accurate to state that it has “up to $18.0 million” to purchase 1,803,607 Common Shares at $9.98 per share, as the aggregate purchase price assuming a maximum tender would equal $17,999,997. To the extent any excess cash remains after payment of the Cash Consideration, deal expenses and the reservation for the working capital condition, the Company intends to allocate such excess monies to satisfy any additional costs and expenses incurred as a result of the Offer, and then put into the post-transaction company’s working capital account, as currently disclosed in the last sentence of “Why is the Offer for 1,803,607 Common Shares”. Accordingly, the disclosure has not been revised.

Mr. H. Christopher Owings
Securities and Exchange Commission
April 22, 2011

Risk Factors, page 19
Risks Related to the Transaction, page 31
Following the consummation of the Merger, page 31
2.	We note your response to comment 20 in our letter dated Apri1 15, 2011. Please disclose in this risk factor that your ability to pay dividends, pay expenses and meet your other obligations may also be limited by the requirement in the Third Amended & Restated LLC Agreement that any distribution to you for the foregoing purposes also requires a pro-rata distribution to the Members, by virtue of their ownership of the New Crumbs Class B Exchangeable Units. You may include a cross-reference to the appropriate section of the Offer to Purchase to disclose exceptions to the foregoing requirements.

We have revised the disclosure in the Amended TO in accordance with the Staff’s comment, as set forth in Item 11(b) thereunder.
The Transaction, page 43
3.	In the paragraph preceding the table on page 48, please revise the language cautioning investors not to rely on the projections “for any reason” to eliminate the implication that you are not responsible for the accuracy of the information in your filing. We would not object if you state that you do not assume responsibility if future results are different from those forecast.

We have revised the disclosure in the Amended TO in accordance with the Staff’s comment, as set forth in Item 11(b) thereunder.
Price Range of Securities and Dividends, page 110
Dividends, page 110
4.	Please consolidate the discussion in this subsection and in “-Crumbs-Dividend Policy of 57th Street Following the Transaction,” as they address the same issue. Please also disclose, if correct, that any distribution to you from Crumbs Holdings LLC for the purposes of payment of a cash dividend on your common stock requires a pro-rata distribution to the Members, as holders of the New Crumbs Class B Exchangeable Units and even though such Members may not own your common stock, due the requirements of the Third Amended & Restated LLC

Mr. H. Christopher Owings
Securities and Exchange Commission
April 22, 2011

Agreement. Please also include a cross-reference to the second risk factor in “Risk Factors-Risks Related to the Transaction,” as such risk factor has been revised to address comment 2, to disclose how the Third Amended & Restated LLC Agreement may limit your ability to pay dividends on your common stock. See Item 201(c)(1) of Regulation S-K.

We have revised the disclosure in the Amended TO in accordance with the Staff’s comment, as set forth in Item 11(b) thereunder.
Unaudited Pro Forma Consolidated Financial Information, page 146
5.	We note your response to comment 38 in our letter dated April 15, 2011. However, we were not able to locate where you clearly disclosed the 3,700,000 Insider Warrants exchanged for 370,000 Insider Shares was not included or related disclosure of the terms and impact of the exchange. We note the exchange has the effect of decreasing pro forma EPS by $0.01 per share assuming the maximum allowable shares are tendered. Please explain or revise.

We have revised the disclosure in the Amended TO in accordance with the Staff’s comment, as set forth in Item 11(b) thereunder. In particular, we have included footnote number 8 to the Unaudited Consolidated Statement of Income, which now reads as follows:

(8) Does not take into account the effect of exchanging the 3,700,000 Insider Warrants for 370,000 Insider Shares. If the Insider Warrant exchange takes place, the Company will be required to issue an additional 370,000 Common Shares. As a result of the Insider Warrant exchange, the weighted average Common Shares outstanding (assuming the maximum allowable Common Shares are tendered) would be 1,433,607 and basic and diluted earnings per share would be $0.05.

6.	We note your response to comment 39 in our letter dated April 15, 2011. Please provide a comprehensive detailed analysis for us to evaluate whether you have overcome the presumption that the earn-out consideration is not compensatory. Your response should include the following information:
•	The name of each individual and/or entity receiving the earn-out shares

•	The nature of services to be performed by each individual during the earn-out period

•	Whether or not the shares are contingent upon continued services as it relates to each individual receiving the earn-out shares

•	The material terms of employment agreements of each individual

•	Each individuals past involvement/role with Crumbs and future involvement

•	The material terms of the earn-out arrangement for each individual/entity

•	How were the number of earn-out shares to be issued determined for each recipient

•	For those individuals who have in the past or are expected to perform a service in the future (including for example guarantees provided or financing) please tell us how you have considered applicable GAAP literature dealing with compensation arrangements.

Mr. H. Christopher Owings
Securities and Exchange Commission
April 22, 2011

We note your comment and have addressed the inquiries in the order provided. In addition, we have summarized our analysis of the important factors listed above that resulted in our conclusion that the Contingent Consideration should be treated as additional consideration in this Merger.
1)	Please see the chart below which lists the beneficial ownership percentages, past involvement with the company and the continued services to be performed

		Beneficial	Distribution of earn-
		ownership %	out shares	Past involvement
Continuing employment

Jason Bauer	(1)	16.25%	16.25%	Founder
Mia Bauer	(1)	16.25%	16.25%	Founder
John D Ireland		2.50%	2.50%	CFO

Will not be involved with operations

Edwin Lewis		48.75%	48.75%	Investor
Victor Bauer	(1)	16.25%	16.25%	Founder

		100.00%	100.00%

(1)	all members noted have a 2.3% direct ownership and a 33.33% ownership in Crumbs, Inc. which has a 41.845% ownership in Crumbs Holdings (aggregate of 48.75% total ownership)
2)	Please reference the chart above for the parties that will have continued employment with the company. These services will be in the nature of running the day-to-day operations of the company and they are compensated fairly under a separate employment agreement (#4 below)

3)	The additional Merger consideration is not contingent upon continued services of the group above.

4)	Jason Bauer will receive annual compensation of $700,000 and other benefits that expire on December 31, 2015. Mia Bauer will receive annual compensation of $250,000 and other benefits that will expire on December 31, 2013. John D. Ireland will receive annual compensation of $325,000 and the agreement will expire on December 31, 2013.

5)	Please refer to chart above that states the past involvement/role with Crumbs. The future involvement is displayed in the format of the table as “continuing employment” and “Will not be involved with operations”

6)	The terms of the earn-out are identical for all parties and are described in the document. All earn-outs are based on either Adjusted EBITDA levels or stock price targets.

Mr. H. Christopher Owings
Securities and Exchange Commission
April 22, 2011

7)	The number of earn-out shares allocated to each recipient was determined strictly on pro-rata beneficial ownership prior to the transaction. No allocation is based on the future service requirements for any recipient.

8)	Management has considered all applicable GAAP literature (including ASC 805-10-55-24 and 25) and has determined that the earn-out is not dependant upon the future service of the recipients.
          In conclusion, management has reviewed all the relevant factors in determining that the Contingent Consideration should be treated as additional Merger consideration. The main support relied upon is as follows:
a)	The future employment of the recipients is not required (stated above in #1,2,3). Furthermore, two of the employment contracts expire before the earn-out period.

b)	The continuing employees will receive adequate compensation for their services under their unrelated employment agreements (stated in #4 above).

c)	The allocation of earn-out shares was determined by the pro-rata ownership of the entity and not related, in any way, to the future services to be performed.
Unaudited Pro Forma Consolidated Balance Sheet, page 150
7.	We note the disclosure in footnote (15) that you are required to maintain a minimum of $14,898,000 in cash and cash equivalents per the Business Combination Agreement. We also note that Section 6.1 (b) of the Business Combination Agreement, as amended, requires $14,000,000 to be available for working capital needs. Please explain to us why the disclosure in footnote (15) does not match the minimum working capital amount required by Section 6.1 (b) of the Business Combination Agreement, as amended.
We have revised the disclosure in the Amended TO in accordance with the Staff’s comment, as set forth in Item 11(b) thereunder to eliminate the reference to $14,898,000. Further, we respectfully advise the Staff that the language previously contained in footnote 15 with respect to maintaining a minimum of $14,898,000 does not match the minimum working capital amount required by Section 6.1(b) of the Business Combination Agreement, as amended, because the former footnote 15 reflected a concept that existed in previous iterations of the Business Combination Agreement, but longer exists pursuant to an amendment thereto. Pursuant to the previous concept, the pro forma adjustment defined the maximum allowable tender of Common Shares. However, since the maximum allowable tender is now fixed at 1,803,607 Common Shares, the concept is no longer applicable, and the footnote has been modified accordingly.
Beneficial Ownership of 57th Street Securities, page 156
Voting Interest Following the Transaction, page 160

Mr. H. Christopher Owings
Securities and Exchange Commission
April 22, 2011

8.	We note your response to comment 52 to our letter dated April 15, 2011, but the number of Liquidity Shares issued, as disclosed in the fourth and fifth tables, for all amounts tendered, except for 927,571; 1,036,697; and 1,803,607 Common Shares, still does not appear to be accurate. Please provide us with your calculations to show how you determined such numbers.
We have revised the disclosure in the Amended TO in accordance with the Staff’s comment, as set forth in Item 11(b) thereunder.
          We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Douglas Ellenoff, Esq. or Asim Grabowski-Shaikh, Esq., each at (212) 370-1300.

Sincerely,
/s/ Ellenoff Grossman & Schole LLP

Ellenoff Grossman & Schole LLP

cc:	Mark D. Klein, President and CEO Akin Gump Strauss Hauer & Feld LLP